place.

The Salesforce RevOps Solution

CONTRACT
0000269

MARK STATUS AS COMPLETE

ACCOUNT NAME	STATUS	START DATE	END DATE
COGNITIVE	ACTIVATED	12/1/2022	12/1/2023

✓ | ACTIVATED | ON HOLD | REJECTED | TEMINATED

DETAILS | RELATED

CONTRACT NUMBER | CONTRACT OWNER

CONTRACT START DATE | OWNER EXPIRATION NOTICE

CONTRACT END DATE | STATUS

ORIGINAL CONTRACT TERM | CHURN DATE

ACTUAL CONTRACT TERM

⌄ CUSTOMER INFORMATION

INVEST IN **PLACE**

Solve costly revenue challenges by bringing Sales, Revenue, Billing and Finance together

LEAD INVESTOR ⌄



Mike Troy
Managing Director at Geekdom Fund

Place has an incredible team with a successful exit in the past, experience building on the Salesforce platform and the knowledge of how to really leverage Salesforce as a partner to help both companies grow their business. They have built an incredible technical foundation with forecasting and along the way they discovered and continue to discover additional customer pain points that they can solve quickly which continue to improve the core metrics of the business - revenue growth, ACV, sales cycles, etc. and pull through our other products. The core platform is becoming more mature in terms of the offering and they are winning deals head to head against established players within the market that they have carved out. The vision for what Place can become continues to grow. They continue to extend the functionality of the platform both in terms of depth and breadth - to leverage our technical foundation to rapidly introduce new products that can hook a new customer or be sold to existing customers. The pace of learning, especially as it relates to how to work with Salesforce to supplement their platform and help them close customer gaps, continues to increase. Place is close to reaching a point where they can unlock Salesforce as a true partner and they now have a clear path to do just that.

Invested $1,042,500 this round & $2,515,000 previously



placetechnology.com   Austin TX   [in]   [RSS]   Technology   Fintech & Finance   B2B

Featured Investors

Investors include

Geekdom Fund   Michael Lehman   7BC Venture Capital   Mike Troy

Geekdom Fund

🏆 Notable

Follow

0 followers

Highlights

① New RevOps product, a little over a year old, and 2 additional versions launching soon!

② Estimated $7B addressable market with no dominant player

③ Q1 '23: Our strongest 1st quarter sales ever & 4th best of all time!

④ 64% revenue surge YoY (05/22-04/23 vs 05/21-04/22)

⑤ Focused on capital efficiency & forecasted to hit cash flow breakeven mid-2024

6 Focused on capital efficiency & forecasted to hit cash flow breakeven mid-2024

Our Team



Brandon Metcalf Founder & CEO

20 years in Salesforce, founded 4 companies within its ecosystem. One successful exit, others growing. His expertise lies in building and leveraging deep Salesforce connections to cultivate business success.



Chris Davis VP, Product & Operations

Bringing well over a decade of expertise building on Salesforce, Chris leverages his experience across architecture, delivery, customer success, and product management to provide complete solutions to solve customer's unique needs and goals.



Aaron Drummond VP, Sales

With over a decade of SaaS sales experience, and 5 years directly in the Salesforce ecosystem, Aaron brings proven expertise in scaling high-performing sales teams and fosters excellence across Places' entire revenue engine.



Manmeet Manethiya VP, Engineering

With 12+ years of building on the Salesforce platform and a collection of all 14+ architect certifications, Manmeet leverages his technical mastery to foster software excellence and produce seamless connections between Salesforce and third-party systems.

We're Solving RevOps in Salesforce

We're Solving RevOps in Salesforce

RevOps, or revenue operations, is defined by some as an operational strategy designed to maximize revenue by aligning sales, marketing, and customer service to drive growth for the business.

This cross-functional approach works because RevOps breaks down silos between departments by making each team accountable for revenue.

At Place, we believe RevOps also needs to connect to finance to complete the entire workflow - from sales all the way through collecting cash. This is critical to truly maximize a companies ability to successfully and efficiently manage three key areas: bookings, billings, and revenue.

We call this Sales-to-Cash.



Sales-to-Cash
Pipeline/Renewal
Win Deal
Invoice
General Ledger
Payment
Financial Reporting
[Bookings]
[Billings]
[Revenue]

So, what does it mean for Place to solve RevOps in Salesforce?

➡️ Help companies identify revenue opportunities and prevent revenue leakage

➡️ Aligning revenue producing teams with finance teams

↪ Aligning revenue producing teams with finance teams

➡️ Creating a single source of truth across departments

➡️ Cutting the costs of supporting multiple siloed platforms

➡️ Simplifying workflows

In terms of outcomes, Place can deliver:

✅ More accurate invoicing and revenue management

✅ Reduction in the very high costs associated with consulting firms delivering custom development

✅ Reduction in headcount needed to manage manual workflows, redundant auditing, and reconciliations

✅ Improved reporting capabilities to investors and stakeholders

And we are just getting started...

Since we began launching our Salesforce-native Place Revenue solution a little over a year ago, we have delivered precision software to our initial customers that is more accurate, economical, and seamless than manual, custom-built, and non-native Salesforce alternatives.

We are very excited about additional product versions in development that create even deeper integration into Salesforce products (expected launch dates in October 2023). We feel these additional product versions will have the ability to enable Salesforce to sell more Salesforce product and expand Place's customer base to include more industries.

In short, Place is poised to solve RevOps with Salesforce for *every* recurring-revenue business.

Want to join us on the journey?

Why Invest in Place?

Existing Place Revenue customers report exceptional ROI, but we need to grow awareness of the product to build pipeline and support future product enhancements as we continue to align Place with Salesforce.

We feel Place is strongly positioned to benefit from Salesforce's projected growth, and we are raising these funds to fund pipeline generation activities and our efforts to win new customers (such as advertising and marketing campaigns, product development and other sales efforts).

In 2024, we are shifting our focus to a traditional VC financial plan targeting institutional investors, so this is expected to be our last round of non-institutional fundraising.

Don't miss your chance to be a part of solving RevOps in Salesforce.

Why Salesforce?

Salesforce has been reported to be the fastest growing enterprise software company in history. The company has a market cap of $203B as of mid-August 2023 and is a member of the Dow Jones Industrial Average.

In April 2023, **International Data Corporation (IDC) ranked Salesforce as the #1 CRM provider in its Worldwide Seminannual Software Tracker**. This was the 10th time Salesforce earned that spot.

Salesforce grew its overall worldwide CRM market share position, and increased its revenue more than any other CRM vendor in 2022 over 2021.

According to Salesforce:

> **66 Our technology is more mission critical now than ever, and with Salesforce's combination of AI, data, and CRM, we are helping companies across industries connect with their customers in entirely new ways.**
>
> DAVID SCHMAIER, PRESIDENT AND CHIEF PRODUCT OFFICER

This incredible growth does not appear to be slowing down and Salesforce has said that they are enjoying only about 10% of their total addressable market which is expected to grow to $290B+ in 2026, with a 13% compound annual growth rate (CAGR).

This incredible success has a direct impact on partner products supporting this successful ecosystem - and more specifically, creates massive opportunity for Place.



Place Revenue Estimated Current Addressable Market

~$1.3B
Estimated 2026 Addressable Market

Calculations performed by Place Technology
Data is based on the following sources:
- Salesforce Investor Day 2022
- Future Market Insights - RevOps Platform Market Outlook (2023 to 2033)
- Statista - Software as a Service (SaaS) 2023
- Other proprietary sources

Note: Forward-looking projections cannot be guaranteed.

Based on 18,579 Target Customer Profiles

- Companies using Salesforce
- Computer Software companies

- Located in North America, United Kingdom and Ireland only
- Companies with less than 1000 employees
- 13% CAGR

That's a big opportunity.

Investor Fast FAQ

What is Place?

Place originally went to market in 2020 to solve financial forecasting and planning challenges on the Salesforce platform. Customers demonstrated more critical needs well beyond forecasting and planning which led to discovering the true pain points that they wanted to solve - connecting the sales and revenue producing teams and processes with the accounting and finance teams and processes.

In 2022, we expanded our scope to solve this and began launching our Salesforce-native RevOps product that offers revenue recognition, integrated billing, revenue forecasting, and pre-built bi-directional integration with accounting systems.


Place Revenue Solution
People
Sales
Rev Ops
Customer Success
Finance & Accounting
Process
Pipeline/Renewal
Win Deal
(Bookings)
Invoice
(Billings)
General Ledger
(Revenue)
Payment
Financial Reporting
Subscription Management
Revenue & Billing

Getting Into the Details

What problems do we solve?

Subscription-based and recurring revenue businesses struggle with managing revenue cycles accurately and efficiently, which results in unintended or unnoticed loss of revenue - and a lot of work.

It's not unusual for these companies to use five or more systems to accomplish the entire sales-to-cash process. This requires data to be moved out of Salesforce, but data that is moved out of Salesforce often doesn't make it back in. This lack of centralization leads to siloed data, missed revenue opportunities, and revenue leakage.



After hearing the same stories over and over from customers and prospects that were paying hundreds of thousands of dollars for customized solutions to solve these problems, it hit us: there's a RevOps gap for Salesforce customers, and we have the ability fill it.

How can Place help customers succeed?

Our customers have overcome many sales-to-cash challenges, including inefficient data entry, inaccurate revenue reporting, manual invoicing, and lack of end-to-end visibility into the process.

To date, our customers have reported that their ability to use Place to align finance and revenue within Salesforce has resulted in a variety of revenue improvements and savings.

Here are a few examples:

- Uncovering missed and inaccurate invoices

- Ending the need for ongoing custom development from consulting firms - saving tens-of-thousands of dollars every month

- Eliminating hundreds of hours reconciling data, auditing spreadsheets, and time spent finding inaccuracies

- Reducing operational costs by eliminating redundant disconnected software solutions and the need to maintain expensive integrations

Why take our word for it?

Brandon Metcalf's 20-year track record speaks volumes. Before founding Place, Brandon founded and led Talent Rover, a Salesforce-based global staffing and recruitment software company.

Under Brandon's leadership, Talent Rover thrived, becoming the 9th fastest-growing software company and the 151st company within all categories in the US in 2017 (according to INC 500).

In March 2018, Talent Rover was successfully acquired by its biggest competitor, further cementing Brandon's reputation as a skilled and successful entrepreneur.

Since Talent Rover's acquisition, Brandon has applied his skills, innovation, and expertise to tackle the challenges he faced while globally scaling that business.

But, don't just take our word for it! Hear from a customer:

> **In the same place that you have your ARR, you have your contracts, you have your invoices, you have remittance advice, and your management reporting. It's all in one ecosystem with the ability to have closed-loop processes, which is highly valuable.**
>
> **One of our values as a company is transparency, and Place enables us to be far more transparent. We can build dashboards; our customer service managers can look up to see if a customer is delinquent or if they have paid on time, or what's outstanding. It enables the broader organization to dig in and understand.**
>
> **And we already use Salesforce, so it is a lot easier because the team already knows how to use the platform.**
>
> **BRIAN PULSIPHER, VP FINANCE**

Actual Customer Outcomes

➡️ Training software provider:

- Corrected issues with incorrect pro-rated billing

- Consolidated reporting in a single place and increased data reliability

- Centralized subscription revenue and billing management in Salesforce

- Eliminated manual data entry and reconciliation

- Consolidated the company's tech stack

➡️ **Machine learning technology company:**

- Eliminated the ongoing need for custom development and customizations that were costing more than $200,000

- Solved revenue, billing, and reporting needs

- Improved user and business workflows

- Reconfigured Salesforce

- Streamlined the company's tech stack

➡️ **Lease management solution provider:**

- Uncovered $45K worth of missed invoices

- Connected Salesforce with Stripe billing and eliminated manual invoicing

- Fixed the provider's fragmented systems and ineffective workflows

The theme of all of these stories is that companies have tried to solve these challenges with extensive, and expensive, customizations in Salesforce or by integrating with several third party systems. This has led to frustrations, wasteful spending (in some cases hundreds of thousands of dollars), and missing revenue.

How is Place currently performing during challenging economic conditions for tech companies?

In today's challenging economic conditions, we believe that Place is an invalauble tool for helping businesses maximize revenue opportunities and minimize revenue leakage. This is an attractive value proposition for companies that want to grow their business during both strong and weak economies.

With being a tech company, we too have felt the impact of the challenging economic environment. In the beginning of 2023 the leadership team decided to leverage the climate to pull back our growth efforts and focus on both our longer term strategy with the new RevOps product and capital efficiency.

This resulted in us intentionally trimming operational costs and focusing our time and resources on RevOps.

With that we've still seen what we feel is solid progression.

Revenue Growth Beating Industry Averages



Total Revenue Growth Rate

64%

May '22 to Apr '23
Compared to
May '21 to Apr '22



Momentum Building Since New RevOps Product Launch

Inbound Revenue Growth

124%

Increase
Q1 23 YoY

Inbound Pipeline Growth

92%

Increase
Q1 23 YoY







Investor Note: We feel Place is poised to grow as Salesforce grows, making this an exceptional opportunity to invest in a startup with huge growth potential.

We plan to seek venture financing early next year and expect this to be our last of noninstitutional fundraising, so we are inviting you now to join us on our mission to solved RevOps in Salesforce.

Note: Forward-looking projections cannot be guaranteed.

Our focus has shown us an even bigger opportunity.

As we adjusted our internal focus on RevOps, we also started to collaborate with Salesforce in a more meaningful way. Our goal was to assist Salesforce with solving these challenges more broadly for its entire customer base. This collaboration resulted in two additional versions of our product.

The first new version is even more deeply connected to Salesforce Revenue Cloud, CPQ, and Salesforce Billing that we call Place Revenue for CPQ. This native integration allows Place the ability to bridge significant gaps for Salesforce customers, which we believe will help Salesforce sell more of their products and increase overall value.

Place Revenue for CPQ

Finance gains a real-time view of the revenue waterfall.

Eliminate revenue leaks by bridging bookings, revenue

Enables integrated billing and bi-directional data





including potential leaks, all within Salesforce.

recognition, and invoicing functions inside Salesforce

flow between Salesforce and accounting systems.

All
Search Salesforce
Place
Home
Financial Forecast
Accounts
Opportunities
Revenue Accounts
Expense Accounts
Employees
GL Accounts
More
P&L Forecast
Cash Projection
Revenue Waterfall
Revenue Waterfall
Organization A
USD - United States dollar - $
From
Aug 2023
To
Aug 2024
Apply
BOOKED
RECOGNIZED

Month	Total	Aug 2023	Sept 2023	Oct 2023	Nov 2023	Dec 2023	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023
Aug 2023	5,612.00	2,612.00	1,612.00	3,612.00	5,612.00	4,612.00	1,012.00	612.00	212.00	612.00	512.00
Sept 2023	2,612.00		2,612.00	1,612.00	3,612.00	5,612.00	3,612.00	212.00	5,012.00	5,612.00	212.00
Oct 2023	3,612.00			5,612.00	212.00	1,612.00	2,612.00	2,612.00	1,012.00	1,612.00	2,612.00
Nov 2023	1,612.00				2,612.00	212.00	4,612.00	1,612.00	3,012.00	2,612.00	612.00
Dec 2023	4,612.00					1,012.00	2,612.00	5,612.00	612.00	4,612.00	1,612.00
Jan 2024	1,012.00						612.00	3,612.00	2,612.00	3,612.00	2,612.00
Feb 2024	612.00							4,612.00	712.00	1,612.00	3,612.00
Mar 2024	212.00								612.00	612.00	2,612.00
Apr 2024	612.00									212.00	5,612.00
May 2024	512.00										4,612.00
Jun 2024	2,612.00										
Jul 2024	1,612.00										
Aug 2024	2,612.00										
TOTAL	27,856	2,612.00	4224.00	10,836.00	12,048.00	13,060.00	15,072.00	18,884.00	13,796.00	21,720.00	24,620.00

Our second soon-to-be-released version is driven by inbound requests from several staffing and recruiting firms to solve these same challenges - the industry Brandon had Talent Rover focused on. This version is being designed to apply Place's core revenue recognition, billing, revenue forecasting, and accounting integrations to the unique needs of the staffing and recruiting industry.

Leading To An Even Bigger Addressable Market With All Three Product Versions

Potential Addressable Market

$7b

8x

Increase

Key Investment Considerations

As we open up what is expected to be our last round of non-institutional fundraising, here are some things you need to know about who has already invested in Place and why the momentum is building.

We are currently nearing the end of this $2 million convertible note financing round, with $1.58 million of this round already having been raised. Geekdom Fund, our primary VC and lead investor, has invested over $1 million, with substantially all of the rest having been provided by existing angel investors.

LEAD INVESTOR — place.

> **Place has an incredible team with a successful exit, experience building on the Salesforce platform, and the knowledge of how to leverage Salesforce as a partner to help both companies grow their business.**

The vision for what Place can become continues to grow. They continue to extend the functionality of the platform both in terms of depth and breadth - to leverage our technical foundation to rapidly introduce new products that can hook a new customer or be sold to existing customers.

The pace of learning, especially as it relates to how to work with Salesforce to supplement their platform and help them close customer gaps, continues to increase. Place is close to reaching a point where they can unlock Salesforce as a true partner and they now have a clear path to do just that.

Mike Troy

GEEKDOM FUND

Key Takeaways

Experience

With 20 years of experience and multiple companies founded in the Salesforce ecosystem, Brandon has deep knowledge of the platform and how to align Place with the RevOps needs of Salesforce customers.

Focus

Place is a Salesforce-native product offering revenue recognition, integrated

Place is a Salesforce-native product offering revenue recognition, integrated billing, revenue forecasting, and bi-directional integration with accounting systems.

This keeps RevOps on a single platform, simplifying your tech stack, lowering costs, eliminating the need for time-intensive consulting and customization, and reducing overall complexity.

Lineage

Place's foundation is built on financial forecasting and reporting companies. In 2022, the platform evolved to help RevOps teams solve the entire sales-to-cash workflow within Salesforce, including built-in compliance requirements.

Market Opportunity

Place's market outlook is strong, with an addressable market of $873M in the United States, United Kingdom and Ireland in 2023. With the expansion of the two new product versions the addressable market could expand to eight times that.

A big driver in Place's expected growth and opportunity is the continued expansion and growth of Salesforce. As Salesforce continues to grow, Place can continue to grow because we sell to companies that use Salesforce.

According to Salesforce, they projected their revenue to reach $31.4 billion in FY23 and generate as much as $1.56 trillion in new revenues for customers globally by 2026.

Business Model and Pricing Structure

Place generates recurring revenue streams based on:

- Per user and organization pricing
- Minimum 12-month subscription, with most clients signing for 24-36 months

- The average sales price of about $60k per year

- Majority of clients pay annually in advance

Why Invest in Place?

Subscription-based and recurring-revenue businesses that rely on non-native and custom-built products to drive their sales-to-cash processes are losing money one way or another.

- Our competitors' products that are built outside of Salesforce require data to be moved in and out of Salesforce, leading to invoicing errors and missed revenue opportunities.

- Customized Salesforce consultants are expensive and rely on their customers to diagnose the problems they want the consultant to solve (even if they don't fully understand what the problem is).

We believe Place is perfectly positioned to solve both of these problems and we believe that our solution has the capability to drive exceptional ROI for our customers. With Salesforce projected to continue its high rate of growth, it can be expected that our addressable market will continue to grow as well.

Come join us on this incredible ride.